(LOGO OMITTED)

February 17, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Russel Metals Inc.

Please be advised of the following dates in connection with our Annual Meeting of Shareholders.

DATE OF MEETING:	April 24, 2003
RECORD DATE FOR NOTICE:	March 17, 2003
RECORD DATE FOR VOTING:	March 17, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 17, 2003
MATERIAL MAIL DATE:	April 3, 2003
SECURITIES ENTITLED TO VOTE:	Common CUSIP 781903604
ROUTINE BUSINESS ONLY:	Yes

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary